June 24, 2022

Re:	Virax Biolabs Group Limited
Amendment No.4 to Registration Statement on Form F-1
Filed June 21, 2022
No. 333-263694

Ms. Abby Adams

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Virax Biolabs Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated June 23, 2022 with respect to Amendment No. 4 to the Registration Statement on Form F-1, No. 333-263694 (“F-1”), filed on June 21, 2022 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 4 to Registration Statement on Form F-1

Explanatory Note, page i

1. We reissue comment 1 to the extent you have not revised the alternate prospectus cover page to include the disclosure from the cover page of the public offering prospectus, including the disclosure related to your organizational structure, risks related to operations in China or Hong Kong, how you will refer to the holding company and subsidiaries and how cash is transferred in your organization.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on the alternate prospectus cover page of the Revised F-1.

Prospectus Summary, page 1

2. We note the revised disclosure in response to comment 3 and that you deleted the three risk factors on page 62-63 as a result of restructuring the Class A and Class B ordinary shares into a single class of ordinary shares. The third deleted risk factor, on page 63, advised potential security holders of the risks of holding shares in a controlled company after the offering. It appears that even without disparate voting rights, there will be a concentration of ownership post-offering, as shown in the Principal Shareholders table on page 145. Please tell us whether you would still be considered a “controlled company” under Nasdaq listing standards and if applicable, provide related disclosure on the cover page and in the risk factors section. Additionally, please provide risk factor disclosure highlighting the risks related to the concentration of ownership of your ordinary shares, including a discussion of the number of your executive officers and directors who are affiliated with your principal shareholders.

Response: In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 61 and 62 of the Revised F-1. The Company respectfully submit that as of the date of this prospectus and after the offering, Mr. James Foster and/or Mr. Cameron Shaw do not have any kinds of shareholders’ agreement with the following shareholders:

●	Ms. Fiona Foster, a non-selling shareholder, who is a relative of Mr. James Foster and owns approximately 0.6% and 0.6% of the Ordinary Shares of the Company before this and immediately after this offering, respectively;

●	Mr. Patrick Foster, a non-selling shareholder, who is the father of Mr. James Foster and owns approximately 10.5% and 9.3% of the Ordinary Shares of the Company and immediately after this offering, respectively;

●	Ms. Anne Foster, a selling shareholder, who is the mother of Mr. James Foster and owns approximately 4.5% and 3.9% of the Ordinary Shares of the Company before this and immediately after this offering, respectively, assuming Ms. Anne Foster does not resell her shares immediately after the offering;

●	Ms. Ann Shaw, a selling shareholder, who is the mother of Mr. Cameron Shaw and owns approximately 4.6% and 4.0% of the Ordinary Shares of the Company before this and immediately after this offering, respectively, assuming Ms. Ann Shaw does not resell her shares immediately after the offering;

●	Mr. Alexander Shaw, a selling shareholder, who is the brother of Mr. Cameron Shaw and owns approximately 0.9% and 0.8% of the Ordinary Shares of the Company before and immediately after this offering, respectively, assuming Mr. Alexander Shaw does not resell his shares immediately after the offering; and

●	Mr. Michael Shaw, a selling shareholder, who is the father of Mr. Cameron Shaw and owns approximately 4.6% and 4.1% of the Ordinary Shares of the Company before this and immediately after this offering, respectively, assuming Mr. Shaw does not resell his shares immediately after the offering.

As a result, the co-founders may still be able to exert significant control over matters subject to shareholders’ approval even if the co-founders do not have any impact over Mr. Patrick Foster’s, Ms. Fiona Foster’s, Ms. Anne Foster’s, Ms. Ann Shaw’s, Mr. Alexander Shaw’s, and Mr. Michael Shaw’s voting decisions. Based on the Company’s and their legal counsel’s, Loeb & Loeb LLP, analysis, the Company’s will not be a “controlled company” under the NASDAQ Stock Market Rules after the offering.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick

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